Seward & Kissel LLP
901 K Street, N.W.
Washington, D.C.  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

September 27, 2013

VIA EDGAR

Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Drexel Hamilton Mutual Funds: Preliminary Schedule 14A
File No. 811-22545

Mr. Greene:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the proxy materials included in the Preliminary Schedule 14A (the "Preliminary Proxy Statement") of Drexel Hamilton Mutual Funds (the "Trust" or the "Registrant").  The Preliminary Proxy Statement, which was filed with the SEC on September 16, 2013, relates to a joint special meeting of shareholders of the Drexel Hamilton Centre American Equity Fund, the Drexel Hamilton Centre Global Equity Fund and the Drexel Hamilton Multi-Asset Real Return Fund, each a series of the Trust (each, a "Fund" and together, the "Funds").

The Staff's comments were provided by telephone to the undersigned on September 23, 2013.  Responses to each of the Staff's comments are set forth below.

General Comments:

Comment 1:
Please confirm that the proxy statement ("Proxy Statement") (when distributed to shareholders) will meet the typeface and font size requirements of Rule 14a-5(d)(1) under the Securities Exchange Act of 1934 (the "Rule").

Response:	The Trust confirms that the Proxy Statement when distributed to shareholders of each Fund will meet the typeface and font size requirements of the Rule.

Comment 2:
Please confirm that three separate proxy cards will be used (one for each Fund) or indicate another method by which votes for each Fund will be recorded separately. Additionally, please use a method of showing prominence (other than all caps) for the section of the proxy card beginning with "THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD…".

Response:	The Trust confirms that it will utilize a separate proxy card for each Fund. The referenced section of each proxy card has been revised to appear in bold type only.

* * *

On behalf of the Registrant, we hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 737-8833 with any questions.

Sincerely,

/s/ Paul M. Miller
Paul M. Miller

cc:           Andrew Bang, President of Drexel Hamilton Mutual Funds
 Anna Leist, Seward & Kissel LLP